Exhibit (g)(3)

MANAGEMENT FEE WAIVER AGREEMENT

Nilsine Partners NP1X Fund
900 E. 96th Street, Suite 310
Indianapolis, Indiana 46240

January 2, 2026

Nilsine Partners, LLC
5675 DTC Boulevard, Suite 175
Greenwood Village, Colorado 80111

Ladies and Gentlemen:

This letter agreement (the “Agreement”) will confirm the agreement between Nilsine Partners NP1X Fund (the “Fund”) and Nilsine Partners, LLC (the “Adviser”) as follows:

1.
The Fund is a closed-end management investment company that continuously offers its shares of beneficial interest (“Shares”) and is operated as an “interval fund” pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

2.
Pursuant to an Investment Advisory Agreement dated December 4, 2025 between the Fund and Adviser (the “Investment Advisory Agreement”), the Fund has retained the Adviser to provide the Fund with investment advisory and certain other services.  Pursuant to the Investment Advisory Agreement, the Fund has agreed to pay the Adviser a base management fee at an annual rate of 1.0% of the average daily value of the Fund’s Managed Assets, defined as the total assets of the Fund (including any assets attributable to borrowings for investment purposes), minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes) as of each day (the “Management Fee”).

3.
Pursuant to this Agreement, the Adviser agrees to waive 40% of the Management Fee it is entitled to receive from the Fund pursuant to the Investment Advisory Agreement (the “Fee Waiver”) for the two-year period following the initial closing date of the subscription for shares of beneficial interest in the Trust (the “Expiration Date”).  From and after the Expiration Date, the Fee Waiver shall not be applicable.

4.
It is understood that the Adviser’s waiver of the Management Fee under this Agreement shall apply first and independently of the Adviser’s obligations under that certain Expense Limitation Agreement dated December 4, 2025 between the Fund and Adviser (the “Expense Limitation Agreement”), such that the Adviser’s waiver under this Agreement shall not be applied to reduce any waiver or reimbursement of obligations it has under the Expense Limitation Agreement.

5.
The Adviser may not seek reimbursement from the Fund with respect to the Fee Waiver pursuant to this Agreement.  For the avoidance of doubt, nothing in this Agreement shall limit the Adviser’s ability to seek reimbursement from the Fund in accordance with the terms of the Expense Limitation Agreement for amounts the Adviser waived or reimbursed to the Fund pursuant to the Expense Limitation Agreement.

6.
This Agreement shall become effective on the effective date of the Investment Advisory Agreement and continue through the Expiration Date, at which time this Agreement shall terminate unless otherwise agreed to in writing by the parties.  In addition, this Agreement shall terminate upon termination of the Investment Advisory Agreement.

7.
Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or Bylaws, as the same may be amended from time to time, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for and control the conduct of the affairs of the Fund.

8.
Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computation of Managed Assets, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Investment Advisory Agreement or the 1940 Act.

9.
If any one or more of the provisions of this Agreement shall be held to be invalid, illegal, or unenforceable, the validity, legality, or enforceability of the remaining provisions shall not be affected thereby.

10.
It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Fund’s Trustees, shareholders, nominees, officers, agents, or employees of the Fund personally, but shall bind only the trust property of the Fund.  This Agreement has been signed and delivered by an officer of the Fund, acting as such, and the execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Fund, as provided in the Fund’s Declaration of Trust, as amended from time to time.

11.
This Agreement constitutes the entire agreement between the Fund and Adviser with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Fund and Adviser.

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If the foregoing accurately sets forth the agreement between the Fund and Adviser, please so indicate by signing and returning to the Fund the enclosed copy hereof.

Sincerely,

NILSINE PARTNERS NP1X FUND
By:  /s/ Jason C. Brown
       Name: Jason C. Brown
       Title: Chief Executive Officer

Accepted and Agreed To:
NILSINE PARTNERS, LLC
By:  /s/ R. Scott Bills
       Name: R. Scott Bills
       Title: Chief Executive Officer